Exhibit 5.1

DORSEY & WHITNEY LLP

MINNEAPOLIS SEATTLE NEW YORK WASHINGTON, D.C. DENVER LONDON SAN FRANCISCO ANCHORAGE DES MOINES SALT LAKE CITY FARGO	SUITE 1500 50 SOUTH SIXTH STREET MINNEAPOLIS, MINNESOTA 55402-1498 TELEPHONE: (612) 340-2600 FAX: (612) 340-2868 www.dorseylaw.com	SOUTHERN CALIFORNIA BRUSSELS TOKYO PALO ALTO GREAT FALLS TORONTO HONG KONG MISSOULA SHANGHAI VANCOUVER

September 2, 2003

Deluxe Corporation

3680 Victoria Street North

Shoreview, Minnesota 55126-2966

Re: Deluxe Corporation $250,000,000 Medium Term Notes

Ladies and Gentlemen:

We have acted as counsel to Deluxe Corporation, a Minnesota corporation (the “Company”), in connection with the determination by the Company to issue and sell from time to time its Medium Term Notes (the “Notes”) due nine months or more from the date of issuance, in an aggregate principal amount (or foreign currency or composite currency equivalent or, in the case of Notes issued at an original issue discount, such principal amount as will result in an aggregate initial offering price not to exceed such amount) of up to $250,000,000. The Notes are to be issued pursuant to the Indenture, dated as of April 30, 2003 (the “Indenture”), by and between the Company and Wells Fargo Bank Minnesota, N.A., as trustee (the “Trustee”). The Notes will be issued under the Company’s previously filed Registration Statement on Form S-3 (Registration No. 333-104858) (the “Registration Statement”).

We have examined such documents, including resolutions of the Board of Directors of the Company, adopted on April 29, 2003 and the resolutions of the Finance Committee of the Board of Directors of the Company, dated August 5, 2003 (together, the “Resolutions”), and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinion set forth below.

In rendering our opinion, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of

DORSEY & WHITNEY LLP

Deluxe Corporation

September 2, 2003

such parties. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Notes have been duly authorized by all requisite corporate action and, when executed and authenticated as specified in the Indenture and delivered against payment therefor in the manner described in the Registration Statement, will constitute valid and binding obligations of the Company, enforceable in accordance with the terms of such Notes.

Our opinion set forth above is subject to the following qualifications and exceptions:

(a) Our opinion is subject to the effect of any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general application relating to or affecting creditors’ rights.

(b) Our opinion is subject to the effects of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law).

(c) Minnesota Statutes § 290.371, Subd. 4, provides that any corporation required to file a Notice of Business Activities Report does not have a cause of action upon which it may bring suit under Minnesota law unless the corporation has filed a Notice of Business Activities Report and provides that the use of the courts of the State of Minnesota for all contracts executed and all causes of action that arose before the end of any period for which a corporation failed to file a required report is precluded. Insofar as our opinion may relate to the valid, binding and enforceable character of any agreement under Minnesota law or in a Minnesota court, we have assumed that any party seeking to enforce such agreement has at all times been, and will continue at all times to be, exempt from the requirement of filing a Notice of Business Activities Report or, if not exempt, has duly filed, and will continue to duly file, all Notice of Business Activities Reports.

(d) In rendering our opinion set forth above, we have assumed that, at the time of the authentication and delivery of the Notes, the Registration Statement will continue to be effective.

(e) As of the date of this opinion, a judgment for money in an action based on a Note denominated in a foreign currency or currency unit in a federal or state court in the United States ordinarily would be enforced in the United States only in United States

DORSEY & WHITNEY LLP

Deluxe Corporation

September 2, 2003

dollars. The date used to determine the rate of conversion into United States dollars of the foreign currency or currency unit in which a particular Note is denominated will depend upon various factors, including which court renders the judgment.

(f) To the extent that the obligations of the Company under the Indenture may be dependent upon such matters, we assume for purposes of this opinion that the Trustee is duly qualified to engage in the activities contemplated by the Indenture; and that the Trustee is in compliance, generally and with respect to acting as a trustee under the Indenture, with all applicable laws and regulations.

(g) To the extent that any document expressly provides for the laws of the State of New York to govern such document, such choice of New York law as the governing law of each such document is a valid choice of law under the laws of the State of New York. State courts in the State of New York would honor the choice of law provisions in the documents providing that New York law will govern, but we express no opinion as to whether any other courts would honor any express choice of law provision contained in the documents. Except as provided in the preceding sentence, we express no opinion as to what law would govern any particular issue under the documents.

Our opinion expressed above is limited to the laws of the State of Minnesota, the State of New York and the federal laws of the United States of America.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the caption “Validity of the Notes” in the prospectus supplement to the Prospectus and under the caption “Legal Matters” in the Prospectus constituting part of the Registration Statement.

Very truly yours,

/s/ Dorsey & Whitney LLP

DLS